Mail Stop 3561

December 30, 2009

By U.S. Mail and facsimile to (919) 556-3596

Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587

      Re: PowerSecure International, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed April 17, 2009
               File No. 001-12014

Dear Mr. Hinton:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 15

1. We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not currently consider material or that you do not yet know of. Please delete the second and third sentences of the first paragraph as they may appear to mitigate the risks enumerated. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

2. We believe your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and that provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

    • An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

    • A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

    For example, we believe incorporating the "Fluctuations" discussion beginning on page 54 into the "Overview" discussion would be beneficial to investors.

Exhibit Index, page X-1

3. We note that Exhibit 10.29, the credit agreement dated August 23, 2007, and
    Exhibit 10.36, the term credit agreement dated January 17, 2008, were not filed in
    their entirety. Please refile these complete exhibits, including all of the schedules
    and exhibits thereto in your next periodic report. We note that while Item
    601(b)(2) of Regulation S-K permits you to omit schedules (or similar
    attachments) if they do not contain information which is material to an investment
    decision or which is already disclosed in the agreement or disclosure document,
    there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation
    S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Components of Executive Compensation, page 21

4. You refer to personal performance and contribution to corporate performance in
    the base salary and annual cash bonuses and incentives discussions. Please
    explain how you measure personal performance and contribution to corporate
    performance. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Bonuses and Incentives, page 23

5. You refer to achievement of corporate goals in the annual cash bonuses and
    incentives. Please explain what the corporate goals are and how you measure
    achievement of corporate goals.

6. We note that you have provided the 2008 operating income threshold necessary
    for Mr. Hinton to receive his 2008 bonus. Please identify and quantify the target
    and actual measurements of financial performance, if any, that you used in
    determining the annual cash bonuses for each of your other executive officers.
    Please disclose the specific performance targets used to determine incentive
    amounts or provide us with an analysis as to why it is appropriate to omit these
    targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition,
    we note that part of this compensation is based upon qualitative performance
    factors, such as individual performance. Please note that qualitative goals
    generally need to be presented to conform to the requirements of Item
    402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please
    provide the disclosure pursuant to Instruction 4 to Item 402(b). General
    statements regarding the level of difficulty, or ease, associated with achieving
    performance goals either corporately or individually are not sufficient. In

      discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

7. We note your Form 8-K filed on December 21, 2009 which indicates, among other things, that you are eliminating Mr. Hinton's prior annual bonus arrangement, which was based on the adjusted cash flow from operations of the PowerSecure subsidiary, and replacing it with an annual incentive plan to be based on such factors, metrics and terms as the compensation committee establishes each year, based on the circumstances and goals of the company at the time, with an annual bonus target equal to no less than Mr.Hinton's annual base salary at the time. Please confirm that you will disclose the factors, metrics, terms and targets the compensation committee establishes each year, including the information requested in comment 8 above.

Long-Term Incentive Compensation, page 23

8. Please explain how the compensation committee measures "the named executive officer's anticipated contributions to [your] future success, … the individual's potential for increased responsibility and promotion over the option term and the individual's personal performance in recent periods."

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director